UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 25, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or the “Company”)

Harmony publishes its suite of reports for the financial year ended 30 June 2024, which includes its notice of the electronic annual general meeting (AGM) and a no change statement

Johannesburg, Friday, 25 October 2024. Harmony is pleased to announce the publication and distribution of its annual reporting suite for the financial year ended 30 June 2024 (FY24).

These reports include:
•Integrated report 2024
•Environment, social and governance (ESG) report 2024
•Operational report 2024
•Financial report 2024
•Mineral Resources and Mineral Reserves 2024
•Climate Action and Impact report 2024
•Remuneration report 2024
•Notice to shareholders with notice of electronic annual general meeting 2024
All the above reports are available at https://www.harmony.co.za/investors/annual-reports/2024/ and at https://www.har.co.za/24/. Printed copies of Harmony’s suite of FY24 reports are also available upon request, free of charge from the Investor Relations Department at HarmonyIR@harmony.co.za.
“Harmony offers a compelling gold-copper story whereby sustainable mining practices are firmly entrenched in our operating model. We have lowered our overall risk profile by embedding ESG through a clear, sustainable development strategy.  The safety and health of our people remain our number one priority. Operational excellence has ensured we consistently deliver on our promises. As a result, we have built good momentum at our mines and have seen our operational metrics improve as we continue investing in quality ounces. Our balance sheet remains robust and flexible, ensuring we can take our projects up the value curve, balancing growth alongside shareholder returns. Mining with purpose ensures we continue creating value for many years to come as we transform into a lower-cost gold and copper producer,” Harmony’s CEO, Peter Steenkamp, says.
The company wishes to notify shareholders of its Broad Based Black Economic Empowerment report included on pages 194 to 196 in its ESG Report 2024. Harmony remains a company committed to the transformation agenda in South Africa. In compliance with Section 13G (2) of the Broad-Based Black Economic Empowerment Amendment Act No. 46 of 2013 as amended, and paragraph 16.21(g) of the JSE Limited Listings Requirements, the Company’s B-BBEE annual compliance report is available on the company’s website https://www.harmony.co.za/sustainability/governance/bbbee-commission-report-2024

The audited annual financial statements for FY24 are included as part of the company’s suite of reports. These audited results contain no modifications to the financial results published on 5 September 2024.
The annual financial statements were audited by the Company’s external auditors, Ernst & Young Inc. and their unqualified report, contained in the audited annual financial statements, is also available for inspection at the registered office of the company.
The Form 20F: Harmony’s annual filing will be submitted to the United States Securities and Exchange Commission (SEC) on Thursday, 31 October 2024 and will be available on the company’s website and the SEC’s website at www.sec.gov.
NOTICE OF ELECTRONIC ANNUAL GENERAL MEETING
The AGM of the company will be held entirely by electronic communication on Wednesday, 27 November 2024 at 11:00 (SA time), to transact the business as stated in the notice of AGM which is available on the Company website. The record date for the purpose of determining which shareholders of the Company are entitled to receive this notice of AGM is Friday, 18 October 2024. The record date in order to participate and vote at the AGM is Friday, 22 November 2024, accordingly the last date to trade is Tuesday, 19 November 2024.
Ends.
For more details contact:
Shela Mohatla
Executive: Group Company Secretary
+27(0) 71 571 4249
Johannesburg, South Africa
25 October 2024
Sponsor: J.P. Morgan Equities South Africa Propriety Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 25, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director

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